

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2022

Mariela Matute
Chief Financial Officer
Tupperware Brands Corp.
14901 South Orange Blossom Trail
Orlando, Florida 32837

> **Re: Tupperware Brands Corp.**
> **Form 10-K for the fiscal year ended December 25, 2021**
> **Form 10-Q for the period ended June 25, 2022**
> **File No. 1-11657**

Dear Mariela Matute:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing